NEWS RELEASE

TIOMIN ANNOUNCES PROPOSED ACQUISITION OF RADIANT RESOURCES INC.

TORONTO - May 28, 2008 - Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) and Radiant Resources Inc. ('Radiant') (TSX-V: RRS) are pleased to announce that they have entered into a binding letter of intent ('LOI') pursuant to which Tiomin will acquire all of the outstanding securities of Radiant in exchange for securities of Tiomin (the 'Transaction'). Also, Tiomin has agreed to lend Radiant CDN$500,000 to begin drilling its Sarsuke property in the Altay Shan region of northwestern China.

Rationale for the Transaction

Tiomin has cash and seeks good quality exploration properties. Radiant must raise funds in a challenging market to finance its portfolio of exploration properties.

Radiant's properties are in northwestern China, in an area with a known history of mining activity. Recent geophysics by Radiant indicates that the key Sarsuke property is a highly prospective base metal exploration target. It is 5km from the Ashele Mine ('Ashele'), a large underground producer of massive copper-zinc sulphides, which are known to occur in regional clusters. Ashele is the only major copper-zinc discovery in the immediate region, which is a statistical anomaly. In addition, the area around Sarsuke and Ashele is under-explored and will benefit from using up-to-date exploration methodology. Radiant's competent team in China provides a strong platform for acquiring and developing a minerals exploration portfolio that could realize synergistic benefits with Tiomin's largest shareholder, Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies.

Highlights of the Transaction

Under the terms of the proposed Transaction, holders of securities of Radiant will receive one common share, common share purchase warrant or option, as appropriate, of Tiomin in exchange for each common share, common share purchase warrant or option, as the case may be, of Radiant. The proposed Transaction is expected to be effected by way of a three-cornered amalgamation, whereby a wholly-owned subsidiary of Tiomin will amalgamate with Radiant and, upon completion of the transaction, the resulting corporation will be a wholly-owned subsidiary of Tiomin and will continue to carry out the business of Radiant. The common shares of Radiant will be de-listed from the TSX Venture Exchange ('TSX-V') upon closing of the Transaction.

Completion of the Transaction is subject to a number of conditions, including, but not limited to, the negotiation and execution of a definitive agreement, the receipt of all required approvals, including the approvals of the Toronto Stock Exchange, the TSX-V and Radiant's shareholders at a meeting to be held as soon as practicable (but before October 1, 2008). There can be no assurance that the Transaction will be completed as proposed or at all.

Each party will pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Transaction, including expenses related to the preparation, execution and delivery of the LOI, the definitive agreement and such other required documents, provided, however, that if the required approval of Radiant's shareholders to the Transaction is not obtained, Radiant is required to pay Tiomin's expenses and costs related to the Transaction in an amount not to exceed CDN$250,000. In addition, each party has agreed to pay the other a break fee of CDN$500,000 in certain circumstances if the Transaction is not completed.

Certain major shareholders, directors and officers (and their affiliates) of Radiant holding an aggregate of approximately 40% of Radiant's outstanding common shares have entered into voting and standstill agreements in connection with the Transaction.

If holders of more than 5% of the outstanding common shares of Radiant exercise any right to dissent in connection with the Transaction, Tiomin at its discretion may terminate the LOI resulting in the obligations of Radiant to pay to Tiomin a break fee of CDN$500,000, immediately repay the $500,000 loan plus accrued interest and pay all of Tiomin's costs associated with the Transaction.

As at May 27, 2008, the outstanding share capital of Radiant was 30,044,985 common shares on an undiluted basis, and 41,588,348 calculated on a fully diluted basis. Tiomin currently holds 1,146,353 common shares of Radiant. An aggregate of 445,365,168 Tiomin common shares are issued and outstanding as at the date of this news release.

Bridge Loan

Tiomin will make a CDN$500,000 loan to Radiant maturing on October 1, 2008. Interest on the loan is 15% per year and is payable upon maturity. The loan is secured against all of the personal property of Radiant, including a pledge of the shares of Alliance Pacific Resources Corporation ("APR"), Radiant's wholly-owned subsidiary. Radiant will use the proceeds of the loan for exploration expenses on its Sarsuke property. Radiant will grant to Tiomin non-transferable warrants to purchase up to 1,666,666 common shares of Radiant at an exercise price equal to the last closing price immediately before closing of the loan. Each warrant will be exercisable for a period of two years (subject to earlier acceleration or cancellation under the policies of the TSX-V). The warrants and the common shares issuable upon the exercise of the warrants are subject to a four-month hold period.

The loan and the issuance of the warrants have been conditionally accepted by the TSX-V and remain subject to its final acceptance.

The warrants and shares of Radiant issued in connection with the loan and the securities of Tiomin to be issued in connection with the Transaction will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons except in certain transactions exempt from the registration requirements of such Act. This news release does not constitute an offer or the solicitation of an offer to buy nor

shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Tiomin Resources Inc.
Tiomin is maximizing shareholder value by the acquisition, exploration and development of industrial mineral, gold and base metal projects. Jinchuan owns 20% of Tiomin.

Tiomin has three main assets: $26.2 million of cash, a 49% interest in the Pukaqaqa copper and gold project in Peru and a 100% interest in the Kwale titanium project in Kenya. Tiomin's share price currently only reflects the value of its cash position and it receives no value for its assets in Peru or Kenya. Tiomin is working to optimize the value of Pukaqaqa and Kwale and to acquire, or invest in, other prospective exploration properties.

Tiomin and its 51% partner at Pukaqaqa, Compañia Minera Milpo S.A. ('Milpo'), have an existing NI 43-101 measured and indicated copper resource and scoping study at Pukaqaqa, and also recently acquired a neighbouring exploration property. Tiomin and Milpo plan an extensive exploration program in 2008/9 aimed at increasing the resources.

In Kenya, Kwale remains in *Force Majeure* while the Government of Kenya completes the remaining conditions likely to be required by lenders to Kwale. Tiomin is confident that Kwale can ultimately be developed but notes that bureaucratic processes are unpredictable and often take longer than expected. Tiomin may develop, sell part or sell all of Kwale.

Tiomin also owns a 17.9% interest in Kivu Gold Corporation, a company focused on exploration in sub-Saharan Africa.

About Radiant Resources Inc.
Radiant is a base metals and gold exploration company focused on the Altay Shan mineral belt in Xinjiang, China. Radiant is in partnership with Baodi, which is owned by the provincial government. Radiant and Baodi own a joint venture company, Xinjiang Pacific Resources Corporation ('XPR'), which owns the portfolio of exploration properties that are of interest to Tiomin. Radiant has satisfied the contractual requirements to increase its ownership of XPR from 51% to 70% and is in the process of registering this change. Radiant has a right to earn up to 90% of XPR.

Sarsuke, the key property, is close to Ashele, which is a Volcanic Massive Sulfide ('VMS') type mine. This mine is reported in China to contain 36 million tonnes grading 2.43% Cu, 1.08% Zn and 0.45 g/t Au. In other locations around the world, VMS mines are found to occur in clusters. Examples are the South Urals region of Russia, the Iberian Pyrite Belt in Spain and Portugal, the Bathurst and Noranda areas of Canada and the Rudny Altay region of Kazakhstan and Russia. Radiant's personnel and consultants have significant expertise in exploring VMS deposits.

Radiant recognizes that the combination of the Tiomin's assets with the Radiant's assets allows the shareholders of Radiant to be involved in an energetic company with an aggressive growth strategy, wide geographic exposure and a diversified development portfolio.

To find out more about Tiomin Resources Inc. and Radiant Resources Inc., please visit the websites at www.tiomin.com and www.radiantres.com.

For further information on Tiomin please contact:
Jim O'Neill, Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

For further information on Radiant please contact:
Steve Hodges, President and CEO
steve@stevehodges.ca
613-321-5866

Jean-Charles Potvin,
Chairman of the Board of Directors

Robert Jackson
President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Certain of the information contained in this news release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.